Exhibit 99.1

Stratasys Releases Third Quarter 2025 Financial Results
•Revenue of $137.0 million, compared to $140.0 million in the prior year period
•GAAP net loss of $55.6 million, or $0.65 per diluted share (includes non-cash impairment of $33.9 million, or $0.40 per share) and non-GAAP net income of $1.5 million, or $0.02 per diluted share
•Adjusted EBITDA of $5.0 million, compared to $5.1 million in the prior year period
•Generated $6.9 million in operational cash flow, compared to $4.5 million of cash used in the prior year period
•$255.0 million cash, equivalents and short-term deposits and no debt at September 30, 2025
•Reiterating non-GAAP outlook and adjusting GAAP Net Income and EPS due to the above-referenced non-cash impairment

MINNETONKA, Minn. & REHOVOT, Israel - (BUSINESS WIRE) - November 13, 2025 - Stratasys Ltd. (Nasdaq: SSYS), a leader in polymer 3D printing solutions, today announced its financial results for the third quarter ended September 30, 2025.
"Our third quarter results demonstrate the resilience of our business model that enabled us to deliver solid operating cash flow and positive adjusted earnings per share, through the combination of strong recurring revenues, disciplined cost management and operational excellence," said Dr. Yoav Zeif, CEO of Stratasys. "Our industry-leading balance sheet, with $255 million in cash, cash equivalents and short-term deposits and no debt, enables us to build the foundational infrastructure that will drive our expansion in aerospace and defense, automotive tooling, dentures, precision machine components, and medical anatomic modeling. We are strategically investing in the technological capabilities and customer relationships that position us to capture substantial growth as these high-value applications scale. Customer engagement remains robust across these verticals, with active partnerships on compelling use cases that reinforce our confidence in our competitive positioning and additive manufacturing's long-term trajectory."
"Our success with leaders of industry and major technology companies validates our solutions' critical role in production environments. The fundamental trends driving manufacturing transformation - supply chain localization, sustainability goals, personalization, and efficiency demands - continue to intensify. As customer spending patterns normalize, we remain well-positioned to capitalize on these secular drivers and deliver shareholder value through our comprehensive portfolio of systems, materials, and software solutions.”
Summary - Third Quarter 2025 Financial Results Compared to Third Quarter 2024:
•Revenue of $137.0 million compared to $140.0 million.
•GAAP gross margin of 41.0%, compared to 44.8%.
•Non-GAAP gross margin of 45.3%, compared to 49.6%.
•GAAP operating loss of $22.7 million, compared to an operating loss of $25.5 million.
•Non-GAAP operating income of $0.1 million, compared to an operating loss of $0.1 million.

•GAAP net loss of $55.6 million, or $0.65 per diluted share, compared to a net loss of $26.6 million, or $0.37 per diluted share.
◦Includes non-cash impairment of $33.9 million, or $0.40 per share related to Ultimaker investment.
•Non-GAAP net income of $1.5 million, or $0.02 per diluted share, compared to net income of $0.4 million, or $0.01 per diluted share.
•Adjusted EBITDA of $5.0 million, compared to $5.1 million.
•Cash provided by operating activities of $6.9 million, compared to cash used in operating activities of $4.5 million.

Financial Outlook:
Based on current market conditions and assuming that the impacts of tariff policy, global inflationary pressures, relatively high interest rates and supply chain costs do not impede economic activity further, the Company is reiterating its non-GAAP outlook and adjusting the GAAP Net Loss and EPS due to the above-referenced non-cash impairment to be as follows:
•Full year revenue of $550 million to $560 million.
•Full year non-GAAP gross margins of 46.7% to 47.0%.
•Full year non-GAAP operating expenses to range from $248 million to $251 million.
•Full year GAAP operating margins to range from (13)% to (11)%.
•Full year non-GAAP operating margins to range from 1.5% to 2.0%.
•GAAP net loss ranging from $110 million to $99 million, and GAAP EPS of ($1.34) to ($1.21).
•Adjusted EBITDA ranging from $30 million to $32 million.
•Capital expenditures ranging from $20 million to $25 million.
•Positive operating cash flow.
•Non-GAAP net income ranging from $11 million to $13 million, and Non-GAAP EPS ranging from $0.13 to $0.16.
Appropriate reconciliations between historical GAAP and non-GAAP financial measures, as well as between the GAAP and non-GAAP financial measures included in our updated financial outlook for 2025, are provided in the tables at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures. We have not included, however, guidance for GAAP gross margin or a reconciliation of our guidance for non-GAAP gross margins to the most directly comparable GAAP financial measure (i.e., GAAP gross margin), as we are unable to do so without unreasonable effort or with reasonable certainty from a quantitative perspective.

Stratasys Ltd. Third Quarter 2025 Webcast and Conference Call Details
The Company plans to webcast its conference call to discuss its third quarter 2025 financial results on Thursday, November 13, 2025, at 8:30 a.m. (ET).
The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=utWHBI2d
To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.
Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.
To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.
Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements
The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2025 and beyond, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the global macro-economic environment, including the impact of increased and/or reciprocal import tariffs that have been imposed by the U.S. and other countries; global trends involving inflation, interest rates, economic activity and currency exchange rates, and their impact on the additive manufacturing industry, our company and our customers, in particular; changes in our overall strategy, including as related to any restructuring activities and our capital expenditures; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the potential adverse impact of global interruptions and delays involving freight carriers and other third parties on our supply chain and distribution network; global market, political and economic conditions, and in the countries in which we operate in particular; potential lingering adverse effects of Israel’s recent retaliatory war against the terrorist organizations Hamas and Hezbollah, Iran, and, intermittently, its conflict with the Houthi terrorist group in Yemen; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 6, 2025 (the “2024 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2024 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2025, which have been or will be furnished to the SEC throughout 2025, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures
The non-GAAP data included herein, but not limited, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations. Our management utilizes these non-GAAP measures to enable us to assess our financial results (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and legal provisions, (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items, (iii) for certain non-GAAP measures, after eliminating the impact of changes attributable to currency exchange rate fluctuations, and (iv) after excluding changes in revenues solely attributable to divestitures of former subsidiary companies. The items eliminated as part of our calculation of our non-GAAP financial measures either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. Our non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables below.

Yonah Lloyd
CCO & VP Investor Relations
Yonah.Lloyd@stratasys.com
Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets
(U.S. $ in thousands, except share data)
(Unaudited)
	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$71,470	$70,200
Short-term bank deposits	183,500	80,500
Accounts receivable, net of allowance for credit losses of $3,549 and $3,058 as of September 30, 2025 and December 31, 2024, respectively	151,344	152,979
Inventories	159,335	179,809
Prepaid expenses	8,239	7,630
Other current assets	29,796	21,843

Total current assets	603,684	512,961
Non-current assets
Property, plant and equipment, net	189,285	184,379
Goodwill	101,515	99,082
Other intangible assets, net	101,267	106,253
Operating lease right-of-use assets	30,669	32,169
Long-term investments	46,064	80,205
Other non-current assets	14,724	14,697

Total non-current assets	483,524	516,785

Total assets	$1,087,208	$1,029,746

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$40,244	$44,977
Accrued expenses and other current liabilities	36,167	39,749
Accrued compensation and related benefits	32,988	29,206
Deferred revenues - short-term	48,564	46,347
Operating lease liabilities - short-term	7,283	6,935

Total current liabilities	165,246	167,214
Non-current liabilities
Deferred revenues - long-term	18,766	19,057
Deferred income taxes	412	507
Operating lease liabilities - long-term	23,810	25,155
Contingent consideration - long-term	5,125	4,933
Other non-current liabilities	21,324	19,889

Total non-current liabilities	69,437	69,541

Total liabilities	$234,683	$236,755

Contingencies (see note 12)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 85,702 shares and 71,982 shares issued at September 30, 2025 and December 31, 2024, respectively; 85,436 shares and 71,716 shares outstanding at September 30, 2025 and December 31, 2024, respectively	$240	$202
Treasury shares at cost, 266 shares at September 30, 2025 and December 31, 2024	(1,995)	(1,995)
Additional paid-in capital	3,266,492	3,123,024
Accumulated other comprehensive loss	(6,570)	(8,031)
Accumulated deficit	(2,405,642)	(2,320,209)
Total equity	852,525	792,991

Total liabilities and equity	$1,087,208	$1,029,746

Stratasys Ltd.

Consolidated Statements of Operations
(U.S. $ in thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
(Unaudited)	2025	2024	2025	2024

Revenues
Products	$94,061	$94,092	$282,647	$286,882
Services	42,909	45,916	128,455	135,217
	136,970	140,008	411,102	422,099
Cost of revenues
Products	49,808	47,707	145,693	144,220
Services	31,070	29,571	89,584	90,752
	80,878	77,278	235,277	234,972

Gross profit	56,092	62,730	175,825	187,127

Operating expenses
Research and development, net	20,561	24,700	59,274	74,357
Selling, general and administrative	58,235	63,495	168,279	188,731
	78,796	88,195	227,553	263,088

Operating loss	(22,704)	(25,465)	(51,728)	(75,961)

Financial income, net	2,656	1,009	7,415	1,500

Loss before income taxes	(20,048)	(24,456)	(44,313)	(74,461)

Income tax expenses	524	842	2,020	2,320

Share in losses of associated companies	35,062	1,316	39,100	1,559

Net loss	$(55,634)	$(26,614)	$(85,433)	$(78,340)

Net loss per ordinary share - basic and diluted	$(0.65)	$(0.37)	$(1.06)	$(1.11)

Weighted average ordinary shares outstanding - basic and diluted	85,151	71,271	80,230	70,670

Stratasys Ltd.

	Reconciliation of GAAP to Non-GAAP Results of Operations
		Three Months Ended September 30,
		2025	Non-GAAP	2025	2024	Non-GAAP	2024
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$56,092	$5,971	$62,063	$62,730	$6,768	$69,498
	Operating income (loss) (1,2)	(22,704)	22,781	77	(25,465)	25,351	(114)
	Net income (loss) (1,2,3)	(55,634)	57,109	1,475	(26,614)	26,985	371
	Net income (loss) per diluted share (4)	$(0.65)	$0.67	$0.02	$(0.37)	$0.38	$0.01

(1)	Acquired intangible assets amortization expenses		4,526			4,507
	Non-cash share-based compensation expenses		819			912
	Restructuring and other expenses		626			1,349
			5,971			6,768

(2)	Acquired intangible assets amortization expenses		1,068			1,124
	Non-cash share-based compensation expenses		4,816			5,657
	Restructuring and other related costs		2,639			7,585
	Revaluation of investment		2,208			—
	Contingent consideration		—			519
	Legal and other expenses		6,079			3,698
			16,810			18,583
			22,781			25,351

(3)	Corresponding tax effect		191			294
	Equity method related expenses and impairment		34,337			981
	Finance expenses (income)		(200)			359
			$57,109			$26,985

(4)	Weighted average number of ordinary shares outstanding - Diluted	85,151		86,000	71,271		71,417

Stratasys Ltd.

		Nine Months Ended September 30,
		2025	Non-GAAP	2025	2024	Non-GAAP	2024
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$175,825	$17,704	$193,529	$187,127	$20,082	$207,209
	Operating income (loss) (1,2)	(51,728)	55,967	4,239	(75,961)	71,450	(4,511)
	Net income (loss) (1,2,3)	(85,433)	91,966	6,533	(78,340)	74,058	(4,282)
	Net income (loss) per diluted share (4)	$(1.06)	$1.14	$0.08	$(1.11)	$1.05	$(0.06)

(1)	Acquired intangible assets amortization expenses		13,531			14,080
	Non-cash share-based compensation expenses		2,273			2,874
	Restructuring and other expenses		1,900			3,128
			17,704			20,082

(2)	Acquired intangible assets amortization expenses		2,923			4,694
	Non-cash share-based compensation expenses		15,713			19,689
	Restructuring and other related costs		4,231			12,144
	Revaluation of investment		2,208			1,900
	Contingent consideration		1,288			1,553
	Legal and other expenses		11,900			11,388
			38,263			51,368
			55,967			71,450

(3)	Corresponding tax effect		457			732
	Equity method related expenses and impairment		36,245			352
	Finance expenses (income)		(703)			1,524
			$91,966			$74,058

(4)	Weighted average number of ordinary shares outstanding - Diluted	80,230		80,951	70,670		70,670

Stratasys Ltd.

Reconciliation of GAAP net loss to Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	U.S. $ in thousands		U.S. $ in thousands
Net loss	$(55,634)	$(26,614)	$(85,433)	$(78,340)
Financial income, net	(2,656)	(1,009)	(7,415)	(1,500)
Income tax expenses	524	842	2,020	2,320
Equity method related expenses and impairment	35,062	1,316	39,100	1,559
Depreciation expenses	5,085	5,210	15,548	15,997
Amortization expenses	5,602	5,631	16,481	18,774
Non-cash share-based compensation expenses	5,635	6,569	17,986	22,563
Revaluation of investment	2,208	—	2,208	1,900
Contingent consideration	—	519	1,288	1,553
Legal and other expenses	6,466	3,698	12,020	11,388
Restructuring and other related costs	2,752	8,934	5,540	15,272
Adjusted EBITDA	$5,044	$5,096	$19,343	$11,486

Stratasys Ltd.

Reconciliation of GAAP Net Loss to Non-GAAP Net Income Forward Looking Guidance:
Fiscal Year 2025
(U.S. $ in millions, except per share data)	Low		High

GAAP net loss	$(110)	to	$(99)

Adjustments
Share-based compensation expenses	$25	to	$27
Intangible assets amortization expenses	$22	to	$24
Reorganization, equity method impairment and other	$63	to	$67
Tax expenses related to Non-GAAP adjustments	$2	to	$3

Non-GAAP net income	$11	to	$13

GAAP loss per share	$(1.34)	to	$(1.21)

Non-GAAP diluted earnings per share	$0.13	to	$0.16

Reconciliation of GAAP Net Loss to Adjusted EBITDA Forward Looking Guidance:
Fiscal Year 2025
(U.S. $ in millions, except per share data)	Low		High

GAAP net loss	$(110)	to	$(99)

Adjustments
Share-based compensation expenses	$25	to	$27
Intangible assets amortization expenses	$22	to	$24
Reorganization, equity method impairment and other	$63	to	$67
Tax expenses related to Non-GAAP adjustments	$2	to	$3
Other non-operating income	$(1)	to	$(1)
Depreciation	$20	to	$20

Adjusted EBITDA	$30	to	$32

Stratasys Ltd.

Reconciliation of GAAP Operating Loss to Non-GAAP Operating Income Forward Looking Guidance:
Fiscal Year 2025
(U.S. $ in millions, except per share data)	Low		High

GAAP operating loss	$(72)	to	$(61)
GAAP operating margins	(13)%	to	(11)%

Adjustments
Share-based compensation expenses	$25	to	$27
Intangible assets amortization expenses	$22	to	$24
Reorganization and other	$26	to	$30

Non-GAAP operating profit	$9	to	$12
Non-GAAP operating margins	1.5%	to	2.0%